Exhibit 3.5

CERTIFICATE OF AMENDMENT

OF BYLAWS OF

SOCKET COMMUNICATIONS, INC.

The undersigned, being the Secretary of Socket Communications, Inc., a Delaware corporation, hereby certifies that the following Section 3.2 of the Bylaws of this corporation was amended on March 14, 2001, by the Board of Directors or the affirmative written consent of the shareholders, where applicable, to provide in its entirety as follows:

3.2 NUMBER OF DIRECTORS

The board of directors shall consist of seven (7) members. The number of directors may be changed by an amendment to this bylaw, duly adopted by the board of directors or by the stockholders, or by a duly adopted amendment to the certificate of incorporation."

Effective: March 14, 2001

/s/ David Dunlap
David W. Dunlap, Secretary